October 16, 2007

VIA EDGAR

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32216

Dear Mr. Woody:

This letter is in response to the additional comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) made in your letter dated October 16, 2007 with respect to the Annual Report on Form 10-K for the year ended December 31, 2006 of New York Mortgage Trust, Inc. (the “Company”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your October 16, 2007 comment letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Investment Securities Available for Sale, page F-15

Mr. Kevin Woody
Securities and Exchange Commission
October 16, 2007

1. We note your response to prior comment 4 and your indication that the $23.9 million of NYMT Retained Securities as of December 31, 2006 was comprised of $21.9 million of securities rated BBB or higher and $2.0 million of non-investment grade securities. Please help us better understand the quality of the dealer quotes which you utilize for the purposes of valuing your securities. In your response, please tell us for both the investment grade portion and for the non-investment grade portion of your securities whether the dealer quotes you obtain represent unadjusted price quotes for identical securities in active markets and to what degree such dealer quotes were available to price your NYMT Retained Securities as of December 31, 2006. If such “high quality” dealer quotes were not available to price a portion of your NYMT Retained Securities, please quantify/segregate that portion of your securities for us and describe the quality of the quotes which were used in such circumstances and how you generally utilize such quotes to make valuations on your securities. For instance, tell us if you are using dealer quotes on similar assets, whether or not these quotes are based on active markets and whether the quotes are current.

RESPONSE:

In response to the Staff’s question above, the Company hereby clarifies that all securities held in its Investment Securities Available for Sale investment portfolio, including both investment grade and non-investment grade securities, are based on unadjusted price quotes for similar securities in active markets. These quotes were readily available and were obtained from dealers actively making markets in similar typed securities. In no case did the Company rely on pricing models to establish valuation for financial reporting purposes.

General

2. We note your response to prior comment 5. In future filings, please include the reconciliation of the carrying amount of mortgage loans described in footnote 6 to Schedule IV - Mortgage Loans on Real Estate.

RESPONSE:

In all future periodic filings with the SEC, starting with the Quarterly Report on Form 10-Q for the period ending September 30, 2007, the Company will include reconciliation of the carrying amount of mortgage loans described in footnote 6 to Schedule IV - Mortgage Loans on Real Estate Schedule IV.

In connection with its response to your comments set forth above, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Woody
Securities and Exchange Commission
October 16, 2007

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-634-2411.

Very truly yours,

/s/ Steven R. Mumma

Steven R. Mumma
Co-Chief Executive Officer and
Chief Financial Officer

cc:	Mr. Howard Efron
Mr. Mark Rakip
Mr. David A. Akre
Mr. A. Bradley Howe